SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 13, 2003
Date of report (date of earliest event reported)

Commission File Number 000-49965

MGE Energy, Inc.
(Exact name of registrant as specified in its charter)

Wisconsin
(State or other jurisdiction of incorporation)

39-2040501
(IRS Employer Identification No.)

133 South Blair Street, Madison, Wisconsin 53703
(Address of principal executive offices)

(608) 252-7000
(Registrant's telephone number)

Not applicable
(Former name or former address, if changed since last report)

Item 5. Other Events.

On February 13, 2003, MGE Energy, Inc. (the Company) issued a press release on 2002 year-end earnings. The Company is filing a copy of such press release as Exhibit 99.1 hereto, which is incorporated by reference herein.

Item 7. Financial Statements and Exhibits.

(a) Not applicable.

(b) Not applicable.

(c) The following exhibit is included with this Report:

Exhibit	*Description*
99.1	Press release of MGE Energy, Inc. issued on February 13, 2003.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.

Date: February 13, 2003   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer

Exhibit 99.1

Press Release of MGE Energy, Inc. Issued February 13, 2003

Madison, Wis., Feb. 13, 2003—MGE Energy, Inc. (Nasdaq: MGEE) earned $3.3 million or $0.19 per share for the quarter ended Dec. 31, 2002, compared to the previous fourth quarter of $6.3 million or $0.37 per share. In 2002, MGE Energy earned $29.2 million or $1.69 per share compared to $27.2 million or $1.62 per share in 2001.

MGE Energy's operations primarily reflect its utility subsidiary, Madison Gas and Electric Co. (MGE). MGE's electric revenues for the fourth quarter were up $5.1 million or 11.0% compared to the same quarter in 2001. A 7.1% increase in MGE's electric retail sales was primarily due to the colder weather during the fourth quarter of 2002. Fuel and purchased power costs during the fourth quarter were up $4.5 million due to the increased cost of gas used for electric generation and a higher volume of purchased power.

MGE's retail natural gas deliveries were up 31% during the fourth quarter due to the colder weather experienced. The average temperature for the fourth quarter was 35.8 degrees Fahrenheit compared to 42.0 degrees in 2001. Gas revenues were up $14.8 million or 51.2% due to increased deliveries and higher gas commodity costs. The average price for purchased gas for the fourth quarter was $0.49 per therm compared to $0.37 per therm in 2001, an increase of $12.0 million.

Operations and maintenance expenses increased $4.8 million or 20.6% during the fourth quarter. Some of the factors contributing to the increase in operations are rising health care, pension and other employee benefits ($1.9 million); increased transmission wheeling costs ($0.7 million); injuries and damages ($0.5 million); and outside services ($0.6 million).

Other income decreased by $2.2 million in the fourth quarter of 2002. In the fourth quarter of 2001, MGE benefited from a weather hedge because of abnormally warm weather in November and December.

In 2002, MGE's revenues were up $13.4 million or 4% compared to last year, primarily due to electric operations. A 5.5% increase in MGE's electric retail sales added $21.8 million to electric revenues in 2002.

Purchased power costs were up $26.3 million in 2002. This was the first full year that MGE purchased 90 megawatts of electricity to replace its share of the Kewaunee Nuclear Power Plant (Kewaunee). MGE sold its interest in Kewaunee to Wisconsin Public Service Corp. in September 2001 prior to a major plant outage to replace the steam generators. The higher purchased power costs were partially offset by lower operating, maintenance and depreciation costs that MGE is no longer responsible for at Kewaunee.

MGE's retail natural gas deliveries were up 10% in 2002. However, revenues were down $8.4 million or 6.5% due to lower gas commodity costs. The annual average price for purchased gas was $0.43 per therm in 2002 compared to $0.56 per therm in 2001. Although gas revenues decreased, MGE's gas margin increased by $4.2 million or 9.4% due to the increased deliveries.

In 2002, MGE's interest expense decreased $1.2 million. MGE refinanced a large portion of its long-term debt with substantially lower interest rates. This action will reduce future interest expense.

MGE Energy is a public utility holding company. Its principal subsidiary, Madison Gas and Electric, generates and distributes electricity to nearly 130,000 customers in Dane County and purchases, transports and distributes natural gas to more than 126,000 customers in seven south-central and western Wisconsin counties. MGE has served the Madison area since 1896.

MGE Energy, Inc.
(In thousands, except per-share amounts)

	2002	2001
Three Months Ended Dec. 31		
Operating revenue	$95,390	$75,488
Operating income	$9,203	$10,941
Net income	$3,262	$6,345
Earnings per share (basic and diluted)	$0.19	$0.37
Average shares outstanding (basic and diluted)	17,501	16,989
Twelve Months Ended Dec. 31		
Operating revenue	$347,096	$333,711
Operating income	$58,130	$48,507
Net income before cumulative effect of change in accounting principle	$29,193	$27,362
Cumulative effect of change in accounting principle net of tax benefit of $78	-	(117)
Net income	$29,193	$27,245
Earnings per share (basic and diluted):		
Before cumulative effect of change in accounting principle	$1.69	$ 1.63
Cumulative effect of change in accounting principle	-	(0.01)
Net income	$1.69	$ 1.62
Average shares outstanding (basic and diluted)	17,311	16,819

# # #